Exhibit 99.1

Management’s Discussion and Analysis

For the period ended June 30, 2013

Dated August 7, 2013

How We Report Our Results

We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. The Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Consolidated Financial Statements”).

On December 17, 2012, we entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC, pursuant to which we agreed to sell our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”), including all of the issued and outstanding shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction closed effective August 1, 2013.

We have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”. Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities have been classified as held for sale in our Consolidated Statements of Financial Position prospectively from December 31, 2012.

We use certain financial measures that are not based on IFRS (“non-IFRS financial measures”), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial measures based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”) premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management’s discussion and analysis (“MD&A”) under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our unaudited interim consolidated financial statements for the period ended June 30, 2013. All EPS measures in this document refer to diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in its annual and interim consolidated financial statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual consolidated financial statements and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in our annual report on Form 40-F and our interim MD&As and interim consolidated financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Objectives

We have reviewed and updated our financial objectives following the sale of our U.S. Annuity Business. Our financial objectives are to achieve an operating ROE of 12%-13% and annual operating net income of $1.85 billion by the end of 2015. The operating ROE objective remains unchanged from our previous disclosure on March 8, 2012, and we have revised our previously disclosed annual operating net income objective of $2.0 billion by the end of 2015.

Our 2015 financial objectives are based on the assumptions set out in our 2012 annual MD&A. They are also based on best estimate actuarial assumptions as at December 31, 2012. The Company’s operating ROE is dependent upon its capital levels and options for deployment of any excess capital. Our 2015 financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

The information concerning our financial objectives is forward-looking information and is based on the assumptions set out above and is subject to the risk factors described under Forward-Looking Statements. Our 2015 financial objectives do not constitute guidance. Although considered reasonable by the Company, our results could differ materially from our objectives and we may not be able to achieve our 2015 financial objectives as our growth initiatives, productivity and expense targets, and other business objectives or our assumptions may prove to be inaccurate.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	5

Financial Summary

	Quarterly results					Year to date
($ millions, unless otherwise noted)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	431	448	333	459	250	879	687
Reported net income (loss) from Continuing Operations	391	410	284	441	244	801	649
Operating net income (loss) excluding the net impact of market factors from Continuing Operations(1)	384	392	342	492	392	776	682
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	0.71	0.75	0.56	0.77	0.42	1.46	1.17
Reported EPS from Continuing Operations (diluted)	0.64	0.68	0.47	0.74	0.41	1.32	1.09
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(1)	0.71	0.75	0.56	0.77	0.42	1.46	1.17
Reported EPS from Continuing Operations (basic)	0.65	0.68	0.48	0.74	0.41	1.33	1.10
Total Company (Combined Operations)
Net income (loss)
Operating net income (loss) from Combined Operations(1)	476	565	453	401	98	1,041	825
Reported net income (loss) from Combined Operations	399	513	395	383	90	912	776
Operating net income (loss) excluding the net impact of market factors from Combined Operations(1)	410	429	420	405	418	839	775
Diluted EPS ($)
Operating EPS from Combined Operations(1)	0.79	0.94	0.76	0.68	0.17	1.73	1.40
Reported EPS from Combined Operations	0.65	0.85	0.65	0.64	0.15	1.50	1.30
Basic EPS ($)
Operating EPS from Combined Operations(1)	0.79	0.94	0.76	0.68	0.17	1.73	1.40
Reported EPS from Combined Operations	0.66	0.85	0.66	0.64	0.15	1.51	1.32
Return on equity (%)(2)
Operating ROE from Combined Operations(1)	12.8%	15.8%	13.1%	11.8%	2.9%	14.3%	12.5%
Reported ROE from Combined Operations	10.7%	14.3%	11.4%	11.3%	2.7%	12.5%	11.8%
Avg. common shares outstanding (millions)	603	600	597	594	591	602	589
Closing common shares outstanding (millions)	605.8	603.0	599.6	596.8	594.0	605.8	594.0
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	0.72	0.72
MCCSR ratio	217%	214%	209%	213%	210%	217%	210%

Premiums and deposits from Continuing Operations
Net premium revenue	2,374	2,033	2,457	1,927	1,865	4,407	3,863
Segregated fund deposits	2,169	2,157	1,681	1,534	1,753	4,326	3,720
Mutual fund sales(1)	16,104	14,983	11,294	10,129	12,060	31,087	21,880
Managed fund sales(1)	10,508	8,269	14,938	11,065	7,999	18,777	17,848
ASO premium and deposit equivalents(1)	1,487	1,475	1,512	1,405	1,380	2,962	2,820
Total premiums and deposits(1)	32,642	28,917	31,882	26,060	25,057	61,559	50,131

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Prior periods have been restated for changes in accounting policies. See Note 2 in our interim consolidated financial statements.

6	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Quarterly results					Year to date
($ millions, unless otherwise noted)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Assets under management (Combined Operations)
General fund assets(1)(2)	133,052	133,869	133,171	132,153	132,195	133,052	132,195
Segregated funds(1)	97,364	96,687	92,655	91,429	90,160	97,364	90,160
Mutual funds, managed funds and other AUM(3)	360,312	340,121	307,040	291,322	273,944	360,312	273,944
Total AUM(3)	590,728	570,677	532,866	514,904	496,299	590,728	496,299

Capital (Combined Operations)
Subordinated debt and other capital(4)	3,096	3,440	3,436	3,433	3,438	3,096	3,438
Participating policyholders’ equity	124	124	128	132	124	124	124
Total shareholders’ equity(2)	17,495	17,075	16,418	16,071	15,907	17,495	15,907
Total capital	20,715	20,639	19,982	19,636	19,469	20,715	19,469

(1)	General fund assets and segregated funds at June 30, 2013, include $14.7 billion and $29.0 billion respectively, of assets of the Discontinued Operations.
(2)	Prior periods have been restated for changes in our accounting policies. See Note 2 in our interim consolidated financial statements.
(3)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(4)

Other capital refers to Sun Life ExchangEable Capital Securities (“SLEECS”), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in our annual MD&A.

Q2 2013 vs. Q2 2012

Our reported net income from Continuing Operations was $391 million in the second quarter of 2013, compared to $244 million in the second quarter of 2012. Reported net income (Combined Operations) was $399 million in the second quarter of 2013, compared to $90 million in the same period last year. Reported ROE (Combined Operations) was 10.7%, compared to 2.7% in the second quarter of 2012.

Operating net income excluding the net impact of market factors from Continuing Operations was $384 million in the second quarter of 2013, compared to $392 million in the second quarter of 2012.

Operating net income from Continuing Operations was $431 million for the quarter ended June 30, 2013, compared to $250 million for the same period last year. Operating net income (Combined Operations) was $476 million in the second quarter of 2013, compared to $98 million in the second quarter of 2012. Operating ROE (Combined Operations) was 12.8%, compared to 2.9% in the second quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	7

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the second quarter of 2013. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

	Q2’13
($ millions, after-tax)	Continuing Operations	Combined Operations
Reported net income	391	399
Certain hedges that do not qualify for hedge accounting in SLF Canada	9	9
Fair value adjustments on share-based payment awards at MFS	(42)	(42)
Restructuring and other related costs	(7)	(44)
Operating net income	431	476
Equity market impact
Net impact from equity market changes	(17)	(22)
Net basis risk impact	3	(14)
Net equity market impact(1)	(14)	(36)
Interest rate impact
Net impact from interest rate changes	99	138
Net impact of decline in fixed income reinvestment rates	(49)	(49)
Net impact of credit spread movements	18	18
Net impact of swap spread movements	(11)	(9)
Net interest rate impact(2)	57	98
Net gains from increases in the fair value of real estate	4	4
Actuarial assumption changes driven by changes in capital market movements	–	–
Operating net income excluding the net impact of market factors	384	410
Impact of other notable items on our net income:
Experience related items(3)
Impact of investment activity on insurance contract liabilities	2	2
Mortality/morbidity	6	6
Credit	14	18
Lapse and other policyholder behaviour	(7)	(9)
Expenses	(8)	(11)
Other	(16)	(28)
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	11	13

(1)

Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(2)

Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

(3)	Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income from Continuing Operations for the second quarter of 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs, reduced reported net income from Continuing Operations by $40 million in the second quarter of 2013 compared to a reduction of $6 million in the second quarter of 2012.

Net income from Continuing Operations in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors. Non-capital market related assumption changes and management actions added $11 million to net income in the second quarter of 2013. Net income from Discontinued Operations in the second quarter of 2013 reflected positive impacts from rising interest rates, swap spread movements and credit experience, partially offset by unfavourable impacts from equity markets and basis risk.

8	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income (Combined Operations) for the quarter ended June 30, 2012 reflected the impact of weak macroeconomic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of available-for-sale (“AFS”) assets.

Q2 2013 vs. Q2 2012 (year-to-date)

The following table reconciles our net income measures for the six months ended June 30, 2013 and 2012.

	2013		2012
($ millions, after-tax)	Continuing Operations	Combined Operations	Combined Operations
Reported net income (loss)	801	912	776
Certain hedges that do not qualify for hedge accounting in SLF Canada	23	23	(17)
Fair value adjustments on share-based payment awards at MFS	(94)	(94)	(21)
Restructuring and other related costs	(7)	(58)	(11)
Operating net income (loss)	879	1,041	825
Net equity impact	33	73	122
Net interest rate impact	56	111	(101)
Net gains from increases in the fair value of real estate	9	9	29
Actuarial assumption changes driven by changes in capital market movements	5	9	–
Operating net income (loss) excluding the net impact of market factors	776	839	775

Our reported net income from Continuing Operations for the first six months of 2013 was $801 million, compared to $649 million for the same period last year. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS and restructuring and other related costs reduced reported net income from Continuing Operations by $78 million in the first half of 2013 compared to a reduction of $38 million in the first half of 2012. Operating net income from Continuing Operations for the first six months ended June 30, 2013 was $879 million, compared to $687 million for the six months ended June 30, 2012. Reported ROE (Combined Operations) was 12.5% for the first half of 2013, compared to 11.8% in the comparable period in 2012.

Net income from Continuing Operations for the first six months of 2013 reflects the favourable impact of equity markets, basis risk, interest rates, credit spread movements, increases in the fair value of real estate classified as investment properties and capital market related assumption changes and management actions. These were offset by unfavourable impacts of declines in assumed fixed income reinvestment rates in our insurance contract liabilities and negative impact of swap spread movements. Gains from investment activity on insurance contract liabilities, positive mortality and morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience. Non-capital market related assumption changes and management actions added $18 million to net income for the period. Net income from Discontinued Operations for the first six months of 2013 reflected the positive impacts from equity markets, interest rates, swap spread movements, capital market related assumption changes and management actions and credit experience.

Net income (Combined Operations) for the first half of 2012 was adversely impacted by declining interest rates and unfavourable morbidity experience in our group businesses. These losses were partially offset by the positive impact of equity markets, favourable investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS assets.

Impact of Sale of U.S. Annuity Business

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC, pursuant to which we agreed to sell our U.S. Annuity Business to Delaware Life Holdings, LLC for a base purchase price of US$1,350 million, adjusted to reflect the performance of the business through closing. The transaction closed effective August 1, 2013.

The transaction consisted primarily of the sale of 100% of the shares of Sun Life (U.S.), which included the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction included the transfer of certain related operating assets, systems and employees that supported these businesses.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	9

As disclosed in Note 3 in our Consolidated Financial Statements, we will recognize a loss on disposition in the third quarter of 2013. The amount of the loss will reflect closing price adjustments, pre-closing transactions, closing costs and certain tax adjustments. The estimated loss on disposition is based on income measured on an IFRS basis, not all of which has been reflected in the estimated purchase price adjustment. The loss will be finalized once all closing price adjustments have been made. The loss is not expected to materially impact the cash proceeds from the sale. The sale is expected to result in a decline in shareholders’ equity of approximately $1.1 billion.

The sale and associated pre-closing transactions will have a minor impact on Sun Life Assurance’s MCCSR ratio.

Actuarial Standards Update

In December 2012, the Actuarial Standards Board communicated their intent to revise the Canadian actuarial standards of practice with respect to economic reinvestment assumptions. The Actuarial Standards Board issued a report on their meeting held on June 13, 2013, which included an update on the finalization and implementation of these standards. The report indicated the exposure draft is expected to be published in September 2013 with the final standards communicated before year end 2013 and effective in 2014. The details of the proposed changes have not yet been announced and therefore the impact of the proposed changes cannot be determined.

Impact of the Low Interest Rate Environment on Continuing Operations

Sun Life Financial’s overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in recent years.

Assuming continuation of June 30, 2013 interest rate levels through the end of 2015, our net income from Continuing Operations is expected to be reduced by approximately $50 million in the remainder of 2013, $100 million in 2014 and $50 million in 2015, due to declines in assumed fixed income reinvestment rates in our insurance contract liabilities. During the second quarter of 2013, we incurred a charge of $49 million due to declines in assumed fixed income reinvestment rates in our insurance contract liabilities. The total expected charges for the 2013 to 2015 period has been reduced by approximately $100 million from our previous disclosure in the first quarter of 2013, as a result of increases in interest rates during the quarter. This is forward-looking information and measures estimated net income impact assuming the continuation of June 30, 2013 interest rate levels and current actuarial standards of practice through the end of 2015, as applied to the block of business in force and using other assumptions in effect at June 30, 2013. Changes under consideration by the Actuarial Standards Board as discussed in this document under the heading Actuarial Standards Update, may remove any expected impacts that would occur after the date of implementing the new standards.

In addition to the impact on assumed fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

10	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Foreign Exchange Rates on Continuing Operations

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

	Quarterly					Year to date
Exchange Rate	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Average
U.S. Dollar	1.023	1.008	0.991	0.995	1.010	1.015	1.006
U.K. Pounds	1.571	1.563	1.592	1.573	1.598	1.567	1.586
Period end
U.S. Dollar	1.052	1.017	0.992	0.984	1.017	1.052	1.017
U.K. Pounds	1.600	1.546	1.612	1.590	1.596	1.600	1.596

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the second quarter of 2013, our operating net income from Continuing Operations increased by $4 million as a result of movements in currency rates relative to the second quarter of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	11

Performance by Business Group

The results of SLF U.S. and Corporate have been presented on Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

Unless otherwise indicated, net income (loss) and other financial information based on net income (loss) reflect the results of our Combined Operations.

SLF Canada

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Operating net income (loss)(1)
Individual Insurance & Investments(1)	80	154	42	26	59	234	213
Group Benefits(1)	86	80	72	137	94	166	138
Group Retirement Services(1)	44	29	35	58	33	73	74
Total operating net income (loss)(1)	210	263	149	221	186	473	425
Operating adjustments:
Hedges that do not qualify for hedge accounting	9	14	(6)	16	(5)	23	(17)
Reported net income (loss)	219	277	143	237	181	496	408
Operating ROE (%)(1)	11.4	14.5	8.4	12.8	11.1	12.9	12.8

(1)	Represents a non-IFRS financial measure that excludes the impact of certain hedges in SLF Canada that do not qualify for hedge accounting. See Use of Non-IFRS Financial Measures.

Q2 2013 vs. Q2 2012

SLF Canada’s reported net income was $219 million in the second quarter of 2013, compared to $181 million in the second quarter of 2012. Operating net income was $210 million, compared to $186 million in the second quarter of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Net income in the second quarter of 2013 reflected positive morbidity experience in GB, gains on higher yielding assets supporting new business in GRS and the favourable impact of credit spread movement and increases in interest rates in Individual Insurance & Investments. These items were partially offset by the unfavourable impact of weaker equity markets and the assumed fixed income reinvestment rate in insurance contract liabilities in Individual Insurance & Investments driven by the continued low interest rate environment. Additional information on the impact of the low interest rate environment can be found in this document under the heading Impact of the Low Interest Rate Environment on Continuing Operations.

Net income in the second quarter of 2012 reflected favourable morbidity experience in GB, favourable mortality experience in Individual Insurance & Investments, the favourable impact of investment activity on insurance contract liabilities, particularly in Individual Insurance & Investments, the positive impact from credit spread and swap spread movements in Individual Insurance & Investments and net realized gains on the sale of AFS assets. These items were partially offset by the unfavourable impact of declining interest rates and equity markets in Individual Insurance & Investments.

In the second quarter of 2013, sales of individual life and health insurance products through the Career Sales Force were up 7% over the prior year, mainly due to continued strong demand for permanent life products. Insurance sales through the wholesale channel were 38% higher than the same period last year and also reflected strong sales of permanent life products. Sales of individual wealth products increased 2% from the second quarter of 2012, primarily due to higher payout annuity sales and higher mutual fund sales including strong mutual fund sales in SLGI.

GB sales were 53% higher than the second quarter of 2012 primarily due to increased activity in the large case market. GRS sales increased 58% over the second quarter 2012, driven by new sales in Defined Benefit Solutions and in the large client segment. Assets under administration for GRS ended the quarter at $58 billion.

Q2 2013 vs. Q2 2012 (year-to-date)

Reported net income was $496 million for the first six months of 2013, compared to $408 million for the six months ended June 30, 2012. Operating net income for the first six months of 2013 was $473 million, compared to $425 million in the same period of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

12	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income for the six months ended June 30, 2013 reflected the favourable impact of equity markets and increases in interest rates, gains from investment activities on insurance contract liabilities in Individual Insurance & Investments and positive morbidity experience in GB. Net income also reflected net realized gains on the sale of AFS assets. These items were partially offset by the unfavourable impact of the assumed fixed income reinvestment rate in insurance contract liabilities in Individual Insurance & Investments driven by the continued low interest rate environment. Additional information on this impact can be found in this document under the heading Impact of the Low Interest Rate Environment on Continuing Operations.

Net income for the six months ended June 30, 2012 reflected the favourable impact of investment activity on insurance contract liabilities, primarily in Individual Insurance & Investments, the positive impact of equity markets in Individual Insurance & Investments and favourable mortality experience and impact from credit spread and swap spread movements in Individual Insurance & Investments. This was partially offset by the impact of declining interest rates in Individual Insurance & Investments and unfavourable morbidity experience in GB.

SLF U.S.

We present the results on a Continuing Operations basis, with a focus on EBG and Life and Investment Products segments. EBG provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. The Life and Investment Products results include our international business, which offers individual life insurance and investment products to clients in international markets, and certain closed individual life insurance products, primarily whole life, universal life and term insurance, that remain part of our Continuing Operations.

	Quarterly results					Year to date
(US$ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Operating net income (loss) from Continuing Operations(1)
EBG(1)	17	11	–	12	(8)	28	14
Life and Investment Products(1)	105	54	93	67	16	159	138
Total operating net income (loss) from Continuing Operations(1)	122	65	93	79	8	187	152
Operating adjustments:
Restructuring and other related costs	(7)	–	–	–	–	(7)	–
Reported net income (loss) from Continuing Operations	115	65	93	79	8	180	152
Reported net income (loss) from Discontinued Operations	28	114	109	(62)	(155)	142	125
Reported net income (loss) from Combined Operations	143	179	202	17	(147)	322	277
Operating ROE (%)(1)	12.4	13.1	16.1	1.3	(10.8)	12.7	10.4

(C$ millions)
Operating net income (loss) from Continuing Operations(1)	126	65	93	79	6	191	150
Operating adjustments:
Restructuring and other related costs	(7)	–	–	–	–	(7)	–
Reported net income (loss) from Continuing Operations	119	65	93	79	6	184	150
Reported net income (loss) from Discontinued Operations	28	115	109	(61)	(156)	143	125
Reported net income (loss) from Combined Operations	147	180	202	18	(150)	327	275

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q2 2013 vs. Q2 2012

SLF U.S.‘s reported net income from Continuing Operations was C$119 million in the second quarter of 2013, compared to C$6 million in the second quarter of 2012. Operating net income from Continuing Operations was C$126 million in the second quarter of 2013, compared to C$6 million in the second quarter of 2012. The weakening of the Canadian dollar relative to average exchange rates in the second quarter of 2012 increased the operating net income by C$2 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	13

In U.S. dollars, SLF U.S.‘s reported net income from Continuing Operations was US$115 million in the second quarter of 2013, compared to US$8 million in the second quarter of 2012. The operating net income was US$122 million in the second quarter of 2013, compared to US$8 million in the second quarter of 2012. Net income from Continuing Operations in the second quarter of 2013 reflected the favourable impact of increased interest rates, partially offset by unfavourable mortality claims experience in EBG. Net income from Continuing Operations in the second quarter of 2012 reflected the adverse impact of decreased interest rates and equity markets, and unfavourable morbidity experience in EBG. These items were partially offset by gains from investment activity on insurance contract liabilities, the positive impact from credit spread and swap spread movements and net realized gains on the sale of AFS assets.

Reported net income from Discontinued Operations was US$28 million in the second quarter of 2013, compared to a loss of US$155 million in the second quarter of 2012. Net income from Discontinued Operations in the second quarter of 2013 reflected the favourable impact of increased interest rates partially offset by unfavourable impact of equity markets. Net income from Discontinued Operations in the second quarter of 2012 reflected the unfavourable impact of decreased interest rates and equity markets.

Reported net income from Combined Operations was US$143 million in the second quarter of 2013, compared to a reported loss from Combined Operations of US$147 million in the second quarter of 2012. Results in the second quarter of 2013 for the Combined Operations were favourably impacted by increased interest rates.

Total EBG sales in the second quarter of 2013 increased 17% compared to the same period last year. Within EBG, voluntary benefits sales increased 35% compared to the prior year period, reflecting increases in life and dental product sales.

Sales in Life and Investment Products increased 66% compared to the second quarter of 2012, driven by international high net worth market growth and stronger capital markets.

Q2 2013 vs. Q2 2012 (year-to-date)

SLF U.S.‘s reported net income from Continuing Operations was C$184 million for the six months ended June 30, 2013, compared to C$150 million for the same period last year. In U.S. dollars, SLF U.S.‘s reported net income from Continuing Operations was US$180 million in the first half of 2013, compared to US$152 million for the six months ended June 30, 2012.

Net income from Continuing Operations for the first six months of 2013 reflected the impact of increased interest rates partially offset by unfavourable claims experience in EBG. Net income from Continuing Operations for the first six months of 2012 reflected equity market gains, favourable impact of investment activity on insurance contract liabilities in individual insurance and net realized gains on the sale of AFS assets. These gains were partially offset by the negative impact of declining interest rates and unfavourable morbidity experience in EBG.

Reported net income from Discontinued Operations was US$142 million for the first six months of 2013, compared to US$125 million for the first six months of 2012. Net income from Discontinued Operations for the first six months of 2013 reflected the favourable impact of increased interest rates and equity markets. Net income from Discontinued Operations for the first half of 2012 reflected the favourable impact of equity markets partially offset by the negative impact of declining interest rates.

Net income from Combined Operations for the first six months of 2013 was US$322 million compared to US$277 million for the same period in 2012.

14	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

MFS Investment Management

	Quarterly results					Year to date
(US$ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012

Operating net income(1)	101	100	85	80	67	201	137
Operating adjustments:
Fair value adjustments on share-based payment awards	(41)	(51)	(38)	(34)	(1)	(92)	(22)
Reported net income	60	49	47	46	66	109	115

(C$ millions)
Operating net income(1)	104	101	85	80	68	205	137
Operating adjustments:
Fair value adjustments on share-based payment awards	(42)	(52)	(39)	(34)	(1)	(94)	(21)
Reported net income	62	49	46	46	67	111	116
Pre-tax operating profit margin ratio(2)	37%	38%	35%	36%	32%	38%	32%
Average net assets (US$ billions)	358.4	339.8	309.7	290.5	273.2	349.1	271.7
Assets under management (US$ billions)(2)	353.7	348.5	322.8	303.6	278.2	353.7	278.2
Net sales (US$ billions)	5.9	6.2	11.5	7.9	4.2	12.1	10.1
Asset appreciation (depreciation) (US$ billions)	(0.5)	19.8	8.3	17.5	(10.8)	19.3	14.9

S&P 500 Index (daily average)	1,610	1,515	1,420	1,402	1,350	1,563	1,348
MSCI EAFE Index (daily average)	1,707	1,668	1,544	1,468	1,427	1,687	1,471

(1)	Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio and AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. Monthly information on AUM is provided by MFS.

Q2 2013 vs. Q2 2012

MFS’s reported net income was C$62 million in the second quarter of 2013, compared to C$67 million in the second quarter of 2012. MFS had operating net income of C$104 million in the second quarter of 2013, compared to C$68 million in the second quarter of 2012. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above.

In U.S. dollars, MFS’s reported net income was US$60 million in the second quarter of 2013, compared to US$66 million in the second quarter of 2012. Operating net income was US$101 million in the second quarter of 2013, compared to US$67 million in the second quarter of 2012.

Reported net income decreased in the second quarter of 2013 compared to the same period in 2012 due to an increase in the fair value adjustments on share-based payment awards. Operating net income in the second quarter of 2013 increased by US$34 million compared to the same period last year. This increase reflects higher revenues driven by an increase in average net assets and change in the asset mix, partially offset by higher planned operating costs. MFS’s pre-tax operating profit margin ratio was 37% in the second quarter of 2013, up from 32% in the second quarter of 2012, driven by higher average net assets.

Total AUM grew to US$353.7 billion as at June 30, 2013, compared to US$322.8 billion as at December 31, 2012. The increase of US$30.9 billion was primarily driven by gross sales of US$48.0 billion and asset appreciation of US$19.3 billion, partially offset by redemptions of US$36 billion. Retail fund performance remained strong with 96% and 97% of fund assets ranked in the top half of their Lipper categories based on three- and five-year performance, respectively.

Q2 2013 vs. Q2 2012 (year-to-date)

Reported net income for the six months ended June 30, 2013 was US$109 million, compared to US$115 million for the same period last year. Operating net income was US$201 million in the first half of 2013, compared to US$137 million for the six months ended June 30, 2012. Reported net income for the first half of 2013 was lower than the same period last year reflecting an increase in fair value adjustments on share-based payment awards. Operating net income for the first half of 2013 was higher than the same period last year driven by higher average net assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	15

SLF Asia

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012

Operating net income (loss)(1)	46	51	50	35	15	97	44
Reported net income (loss)	46	51	50	35	15	97	44
Operating ROE (%)(1)	8.0	10.1	10.4	7.6	3.2	9.0	4.9

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q2 2013 vs. Q2 2012

Net income was $46 million in the second quarter of 2013, compared to net income of $15 million in the second quarter of 2012.

Net income in the second quarter of 2013 reflected favourable market experience and business growth in Hong Kong and the Philippines. Net income in the second quarter of 2012 reflected the unfavourable impact of declining interest rates in Hong Kong.

Total individual life sales in the second quarter of 2013 increased 38% from the second quarter of 2012. Sales increased in the Philippines, Hong Kong, and Indonesia 131%, 127% and 39%, respectively, measured in local currency, driven by growth across all distribution channels. Inclusion of sales in Malaysia began in the second quarter of 2013. These increases were partially offset by lower sales in India.

Q2 2013 vs. Q2 2012 (year-to-date)

Net income was $97 million for the first six months of 2013, compared to $44 million for the same period last year. Net income for the first six months of 2013 reflected favourable market experience and business growth. Net income for the first six months of 2012 reflected the unfavourable impact of declining interest rates in Hong Kong.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. Discontinued Operations in Corporate relate to Corporate Support only.

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
SLF U.K.
Operating net income (loss)(1)	7	37	28	107	52	44	78
Operating adjustments:
Restructuring and other related costs:	–	–	–	–	–	–	–
Reported net income (loss)	7	37	28	107	52	44	78
Corporate Support
Operating net income (loss) from Continuing Operations(1)	(62)	(69)	(72)	(63)	(77)	(131)	(147)
Operating adjustments:
Restructuring and other related costs:	–	–	(4)	–	–	–	–
Reported net income (loss) from Continuing Operations	(62)	(69)	(76)	(63)	(77)	(131)	(147)
Corporate (total)
Total operating net income (loss) from Continuing Operations(1)	(55)	(32)	(44)	44	(25)	(87)	(69)
Total Operating adjustments:
Restructuring and other related costs:	–	–	(4)	–	–	–	–
Total reported net income (loss) from Continuing Operations(1)	(55)	(32)	(48)	44	(25)	(87)	(69)
Total reported net income (loss) from Discontinued Operations	(20)	(12)	2	3	2	(32)	2
Reported net income (loss) from Combined Operations	(75)	(44)	(46)	47	(23)	(119)	(67)

(1)	Represents a non-IFRS financial measure that excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures.

16	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q2 2013 vs. Q2 2012

Corporate had a reported loss from Continuing Operations of $55 million in the second quarter of 2013, compared to a reported loss from Continuing Operations of $25 million in the second quarter of 2012. Operating net income (loss) in 2012 excludes restructuring and other related costs, which are set out in the table above.

SLF U.K.‘s reported net income was $7 million in the second quarter of 2013, compared to $52 million in the second quarter of 2012. SLF U.K.‘s net income in the second quarter of 2013 reflected the unfavourable impact of capital market experience on insurance contract liabilities, unfavourable impact of credit experience and losses from investment activity within the annuity portfolio. This was partially offset by the favourable impact of investment experience on the guaranteed annuity option product. Net income in the second quarter of 2012 was favourably impacted by investment activity and capital market experience on insurance contract liabilities, partially offset by investments required by regulatory initiatives such as Solvency II.

Corporate Support had a reported loss from Continuing Operations of $62 million in the second quarter of 2013, compared to a reported loss from Continuing Operations of $77 million in the second quarter of 2012. Net income from Continuing Operations in the second quarter of 2013 compared to the same period in 2012 reflected lower interest and operating expenses.

Corporate’s reported loss from Discontinued Operations was $20 million in the second quarter of 2013, compared to reported income of $2 million in the second quarter of 2012. The loss in 2013 is a result of pre-close transaction costs incurred pertaining to the sale of our U.S. Annuity Business.

Corporate’s reported loss from Combined Operations was $75 million in the second quarter of 2013, compared to reported loss of $23 million in the second quarter of 2012.

Q2 2013 vs. Q2 2012 (year-to-date)

The reported loss from Continuing Operations was $87 million in the Corporate segment for the six months ended June 30, 2013, compared to $69 million in the same period one year ago.

SLF U.K.‘s reported net income for the first six months ended June 30, 2013 was $44 million, compared to $78 million for the first six months ended June 30, 2012. Net income in the first six months of 2013 reflected the unfavourable impact of capital market experience on insurance contract liabilities, partially offset by net gains from investment activity within the annuity portfolio. Net income in the first half of 2012 reflected the unfavourable impact of credit related items, offset by reduced policy administration costs from revised outsourcing arrangements, the net favourable impact of investment activity and capital market experience on insurance contract liabilities and net realized gains on AFS assets.

In Corporate Support, the reported loss from Continuing Operations for the first six months ended June 30, 2013 was $131 million, compared to $147 million for the same period one year ago. The loss from the first half of 2013 compared to the first half of 2012 reflected lower interest and operating expenses, partially offset by higher foreign exchange losses.

Corporate’s reported loss from Discontinued Operations for the first six months of 2013 was $32 million, compared to income of $2 million for the same period in 2012. The loss reflects pre-close transaction costs incurred pertaining to the sale of our U.S. Annuity Business.

Corporate’s reported loss from Combined Operations was $119 million for the first six months of 2013, compared to a reported loss of $67 million in the first six months of 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	17

Additional Financial Disclosure

Revenue from Continuing Operations

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Premiums
Gross	3,709	3,408	3,779	3,200	3,130	7,117	6,436
Ceded	(1,335)	(1,375)	(1,322)	(1,273)	(1,265)	(2,710)	(2,573)
Net premium revenue	2,374	2,033	2,457	1,927	1,865	4,407	3,863
Net investment income
Interest and other investment income	1,272	1,237	1,202	1,023	1,192	2,509	2,205
Changes in fair value of Fair Value Through Profit and Loss (“FVTPL”) assets and liabilities	(3,356)	(348)	(274)	1,233	1,339	(3,704)	769
Net gains (losses) on AFS assets	36	24	23	16	68	60	87
Fee income	892	844	842	753	718	1,736	1,433
Total revenue	1,218	3,790	4,250	4,952	5,182	5,008	8,357
Adjusted revenue(1)	5,527	5,177	5,528	4,710	4,763	10,668	9,449

(1)

Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada’s GB operations and net premiums from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenue in the second quarter of 2013 was $1.2 billion, compared to $5.2 billion in the second quarter of 2012. The decrease was mainly attributable to net losses from fair value of FVTPL assets and liabilities as a result of higher interest rates, partially offset by higher net premium revenue, fee income and interest and other investment income. Adjusted revenue was $5.5 billion in the second quarter of 2013, compared to $4.8 billion in the second quarter of 2012. The increase relates primarily to higher net premium revenue, increased fee income in MFS and higher investment income.

Revenue was $5.0 billion for the six months ended June 30, 2013, down $3.3 billion from the comparable period last year. The decrease was mainly attributable to decreases in changes in fair value of FVTPL assets and liabilities as a result of higher interest rates, partially offset by higher net premium revenue, fee income and interest and other investment income. Adjusted revenue of $10.7 billion for the six months ended June 30, 2013 was $1.2 billion higher compared to the same period last year, primarily due to higher net premium revenue, increased fee income from MFS and higher investment income.

Premiums and Deposits from Continuing Operations

	Quarterly results					Year to date
($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	2013	2012
Premiums and Deposits
Net premium revenue	2,374	2,033	2,457	1,927	1,865	4,407	3,863
Segregated fund deposits	2,169	2,157	1,681	1,534	1,753	4,326	3,720
Mutual fund sales(1)	16,104	14,983	11,294	10,129	12,060	31,087	21,880
Managed fund sales(1)	10,508	8,269	14,938	11,065	7,999	18,777	17,848
ASO premium and deposit equivalents(1)	1,487	1,475	1,512	1,405	1,380	2,962	2,820
Total premiums and deposits(1)	32,642	28,917	31,882	26,060	25,057	61,559	50,131
Total adjusted premiums and deposits(1)(2)	33,251	29,979	33,365	27,351	25,977	62,827	51,977

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)

 Excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada’s GB operations and net premiums and deposits from Life and  Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011.

Premiums and deposits were $32.6 billion in the second quarter of 2013, compared to $25.1 billion in the second quarter of 2012. Adjusted premiums and deposits of $33.3 billion in the second quarter of 2013 increased $7.3 billion from the second quarter of 2012. In both cases, the increase was primarily the result of higher fund sales in MFS.

Premiums and deposits were $61.6 billion for the six months ended June 30, 2013, compared to $50.1 billion for the six months ended June 30, 2012. Adjusted premiums and deposits of $62.8 billion for the six months ended June 30, 2013 increased by $10.8 billion over the same period last year. In both cases, the increase was largely driven by higher fund sales in MFS.

18	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net premium revenue, which reflect gross premiums less amounts ceded to reinsurers, was $2.4 billion in the second quarter of 2013, up $0.5 billion from the second quarter of 2012. Net premium revenue was $4.4 billion in the first half of 2013, compared to $3.9 billion in the first half of 2012. In both cases, the increase was primarily driven by increases in GRS in SLF Canada and International Insurance business in SLF U.S.

Segregated fund deposits were $2.2 billion in the second quarter of 2013, compared to $1.8 billion in the second quarter of 2012. Segregated fund deposits were $4.3 billion for the first half of 2013, compared to $3.7 billion in the same period last year. Increases for both periods are primarily due to increases in SLF Canada, and the Philippines and Hong Kong in SLF Asia.

Sales of mutual funds increased $4.0 billion and sales of managed funds increased by $2.5 billion in the second quarter of 2013 compared to the second quarter of 2012. Both were primarily driven by sales in MFS. Mutual and managed fund sales were $49.9 billion for the first six months of 2013, compared to $39.7 billion in the same period last year, primarily driven by sales in MFS.

ASO premium and deposit equivalents of $1.5 billion in the second quarter of 2013 were up slightly from the second quarter of 2012. ASO premium and deposit equivalents for the six months in 2013 were up $0.1 billion compared to the same period last year, reflecting increases in SLF Canada and Hong Kong in SLF Asia.

Sales from Continuing Operations

($ millions)	Q2’13	Q2’12
Life and Health Sales(1)
SLF Canada(2)	181	133
SLF U.S.	128	101
SLF Asia	187	142
Total	496	376
Wealth Sales(1)
SLF Canada (2)	2,016	1,579
SLF U.S.	280	168
SLF Asia(3)	480	183
Total (excluding MFS)	2,776	1,930
MFS	26,073	19,852
Total Wealth Sales	28,849	21,782

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	SLF Canada life and health sales includes sales from Individual Insurance and GB. SLF Canada wealth sales includes sales from Individual Investments and GRS.
(3)	Includes Hong Kong MPF sales, Philippines mutual fund sales and 100% of group wealth sales from the India and China insurance companies.

Total Company life and health sales were $496 million in the second quarter of 2013, compared to $376 million in the same period last year.

•	SLF Canada life and health sales were $181 million in the second quarter of 2013, compared to $133 million in the second quarter of 2012, primarily reflecting sales growth in GB
•

SLF U.S. life and health sales were $128 million in the second quarter of 2013, compared to $101 million in the second quarter of 2012, driven by higher sales of voluntary benefits and international individual insurance products

•

SLF Asia life and health sales were $187 million in the second quarter of 2013, compared to $142 million in the second quarter of 2012, mainly due to higher sales in the Philippines, Hong Kong and Indonesia, and inclusion of Malaysia sales, partially offset by lower sales in India

Total Company wealth sales were $28.8 billion in the second quarter of 2013, compared to $21.8 billion in the second quarter of 2012.

•

SLF Canada wealth sales were $2.0 billion in the second quarter of 2013, compared to $1.6 billion in the second quarter of 2012, mainly reflecting higher Defined Benefit Solutions sales and higher new Defined Contribution pension sales in GRS

•	SLF U.S. wealth sales were $280 million in the second quarter of 2013, compared to $168 million in the second quarter of 2012, largely due to higher international investment product sales
•	SLF Asia wealth sales were $480 million in the second quarter of 2013, compared to $183 million in the second quarter of 2012, primarily driven by increased fund sales in the Philippines and Hong Kong
•

MFS gross sales were $26.1 billion in the second quarter of 2013, compared to $19.9 billion in the second quarter of 2012, mainly attributable to the impact of continued strong fund performance on sales

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	19

Assets Under Management (Combined Operations)

AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $590.7 billion as at June 30, 2013, compared to $532.9 billion as at December 31, 2012. AUM from Continuing Operations were $547.0 billion as at June 30, 2013, excluding $43.7 billion in AUM from Discontinued Operations. The increase in AUM of $57.8 billion between December 31, 2012 and June 30, 2013 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $24.7 billion;
(ii)	an increase of $23.3 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iii)	net sales of mutual, managed and segregated funds of $13.4 billion; partially offset by
(iv)	a decrease of $3.7 billion from the change in value of FVTPL assets and liabilities.

AUM increased $94.4 billion between June 30, 2012 and June 30, 2013. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $55.9 billion;
(ii)	net sales of mutual, managed and segregated funds of $25.4 billion, net of the inflow from Sun Capital Advisers;
(iii)	an increase of $15.0 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iv)	other business growth of $3.6 billion; partially offset by
(v)	a decrease of $4.5 billion from the change in value of FVTPL assets and liabilities; and
(vi)	a decrease of $1.0 billion related to the sale of MFS McLean Budden’s private wealth business.

Changes in the Statements of Financial Position and in Shareholders’ Equity (Combined Operations)

Total general fund assets (Combined Operations) were $133.1 billion as at June 30, 2013, compared to $133.2 billion as at December 31, 2012. The decrease in general fund assets from December 31, 2012 was primarily a result of $3.7 billion reduction from the change in value of FVTPL assets and liabilities, partially offset by positive currency movements of $2.9 billion and business growth of $0.7 billion.

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $81.2 billion as at June 30, 2013 decreased by $1.0 billion compared to December 31, 2012, mainly due to changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities), partially offset by currency movements and the balances arising from new policies.

Shareholders’ equity (Combined Operations), including preferred share capital, was $17.5 billion as at June 30, 2013, compared to $16.4 billion as at December 31, 2012. The $1.1 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $971 million in 2013, before preferred share dividends of $59 million;
(ii)	an increase of $476 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	proceeds of $131 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $37 million from stock options exercised and $3 million from stock-based compensation; and
(iv)	changes in liabilities for defined benefit plans of $161 million; partially offset by
(v)	common share dividend payments of $434 million; and
(vi)	net unrealized losses on AFS assets in other comprehensive income (“OCI”) of $209 million.

As at August 5, 2013, Sun Life Financial Inc. had 606.0 million common shares and 102.2 million preferred shares outstanding.

20	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Flows

	Quarterly results
($ millions)	Q2’13	Q2’12
Net cash and cash equivalents, beginning of period	4,544	4,107 (1)
Cash flows provided by (used in):
Operating activities	(847)	1,670
Investing activities	(310)	(35)
Financing activities	(613)	(1,114)
Changes due to fluctuations in exchange rates	(23)	26
Increase (decrease) in cash and cash equivalents	(1,793)	547
Net cash and cash equivalents, end of period	2,751	4,654
Short-term securities, end of period	4,002	3,486
Net cash, cash equivalents and short-term securities	6,753	8,140
Less: Net cash and cash equivalents and short-term securities, classified as held for sale, as at June 30, 2013	1,056
Cash, cash equivalents and short-term securities, Continuing Operations, as at June 30, 2013	5,697

(1)	Prior periods have been restated for changes in accounting policies. See Note 2 in our interim consolidated financial statements.

Net cash, cash equivalents and short-term securities were $6.8 billion at the end of the second quarter of 2013, compared to $8.1 billion at the end of the second quarter of 2012.

Cash provided by operating activities was $2.5 billion lower in the second quarter of 2013 than the same period last year, primarily due to the net purchase of investments in the second quarter of 2013. Cash used in investing activities was $310 million in the second quarter of 2013, up $275 million from the second quarter of 2012. Cash used in financing activities was $613 million in the second quarter of 2013, compared to $1,114 million used in financing activities in the second quarter of 2012. This decrease is driven by $450 million less in Subordinated Debentures redemptions in the second quarter of 2013 compared to the same quarter last year.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. Results from the second and first quarter of 2013 are presented on a Continuing Operations basis. Our results for 2012 and 2011 are presented on a Combined Operations basis, consistent with the management of our operations during those periods. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

($ millions, unless otherwise noted)
	Continuing Operations		-----------------------Combined Operations-----------------------
	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12	Q4’11	Q3’11
Common shareholders’ net income (loss)
Operating(1)	431	448	453	401	98	727	(221)	(642)
Reported	391	410	395	383	90	686	(525)	(691)
Diluted EPS ($)
Operating(1)	0.71	0.75	0.76	0.68	0.17	1.24	(0.38)	(1.11)
Reported	0.64	0.68	0.65	0.64	0.15	1.15	(0.90)	(1.19)
Basic Reported EPS ($)
Operating(1)	0.71	0.75	0.76	0.68	0.17	1.24	(0.38)	(1.11)
Reported	0.65	0.68	0.66	0.64	0.15	1.17	(0.90)	(1.19)
Operating net income (loss) by segment(1)
SLF Canada(1)	210	263	149	221	186	239	182	(26)
SLF U.S.(1)	126	65	211	18	(148)	434	(511)	(608)
MFS(1)	104	101	85	80	68	69	68	65
SLF Asia(1)	46	51	50	35	15	29	44	26
Corporate(1)	(55)	(32)	(42)	47	(23)	(44)	(4)	(99)
Total operating net income (loss)(1)	431	448	453	401	98	727	(221)	(642)

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	21

Continuing Operations

First Quarter 2013

Operating net income from Continuing Operations of $448 million in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience. Non-capital market related assumption changes and management actions added $7 million to net income in the first quarter of 2013. Operating net income from Discontinued Operations in the first quarter of 2013 benefited from higher equity markets and interest rates, positive basis risk and favourable credit experience.

Combined Operations

Fourth Quarter 2012

Operating net income of $453 million in the fourth quarter of 2012 reflected favourable impacts from equity markets, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Gains from investment activity on insurance contract liabilities and positive credit experience were offset by unfavourable expense-related items as well as lapse and other policyholder behaviour experience. Non-capital market related assumption changes and management actions added $61 million to net income in the fourth quarter of 2012.

Third Quarter 2012

Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and negative impact from credit spread movements.

Second Quarter 2012

The operating net income of $98 million in the second quarter of 2012 reflected the impact of weak macroeconomic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS securities.

First Quarter 2012

The operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in SLF Canada’s GB business.

Fourth Quarter 2011

The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

Third Quarter 2011

The operating loss of $642 million in the third quarter of 2011 was driven by increases in our insurance contract liabilities (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial assumptions, which generally occur in the third quarter of each year, further reduced net income by $273 million. Updates to actuarial assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Review of Actuarial Methods and Assumptions and Management Actions

Management makes judgments involving assumptions and estimates relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of its products.

Changes to the Company’s valuation assumptions related to experience updates are generally made in the third quarter.

The Company may make changes throughout the year to reflect model refinements, changes in regulatory policies and actuarial standards and practices, as well as significant changes to product features.

22	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued Operations

The results of our U.S. Annuity Business are presented as Discontinued Operations on the Consolidated Statements of Operations and as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our Consolidated Statements of Financial Position. The sale of our U.S. Annuity Business closed subsequent to the quarter.

The following table sets out select financial information associated with our Discontinued Operations.

	Quarterly results		Year to date
($ millions, unless otherwise noted)	Q2’13	Q2’12	2013	2012
Net Income – Reported
Net income from Discontinued Operations	8	(154)	111	127
Diluted EPS from Discontinued Operations ($)	0.01	(0.26)	0.18	0.21
Basic EPS from Discontinued Operations ($)	0.01	(0.26)	0.18	0.22
Revenue
Net premiums	53	65	129	141
Net investment income (loss)	(378)	650	(572)	385
Fee income	147	153	293	307
Total revenue	(178)	868	(150)	833

Premiums and deposits
Net premium revenue	53	65	129	141
Segregated fund deposits	52	66	120	212
Total premiums and deposits	105	131	249	353

The following table sets out select financial information associated with our Discontinued Operations included in our Consolidated Statements of Financial Position classified as held for sale as at June 30, 2013 and December 31, 2012.

($ millions)	Q2’13	Q4’12
Assets
General funds	14,746	15,067
Segregated funds	28,956	27,668
Total assets held for sale	43,702	42,735
Liabilities
General funds	11,915	12,689
Segregated funds	28,956	27,668
Total liabilities held for sale	40,871	40,357

Investments

The assets and liabilities of our Discontinued Operations have been classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our Consolidated Statements of Financial Position. The information in this section has been completed on the same basis. Total general fund invested assets as at June 30, 2013 does not include $14,019 million of invested assets separately disclosed in Assets of disposal group classified as held for sale. See Note 3 in our second quarter 2013 interim consolidated financial statements for additional information.

We had total general fund invested assets of $105.2 billion as at June 30, 2013. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 83.8% of the general fund invested assets are invested in cash and fixed income investments. Equity securities and investment properties represented 4.8% and 5.8% of the portfolio, respectively. The remaining 5.6% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	23

The following table sets out the composition of our invested assets.

	June 30, 2013(1)		December 31, 2012(1)
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,090	5.8%	7,026	6.7%
Debt securities – FVTPL(2)	42,409	40.3%	43,773	41.4%
Debt securities – AFS	10,895	10.4%	10,589	10.0%
Equity securities – FVTPL	4,240	4.0%	4,169	4.0%
Equity securities – AFS	803	0.8%	857	0.8%
Mortgages and loans	28,767	27.3%	27,248	25.8%
Derivative assets	1,226	1.2%	2,113	2.0%
Other invested assets	1,863	1.8%	1,272	1.2%
Policy loans	2,761	2.6%	2,681	2.5%
Investment properties	6,118	5.8%	5,942	5.6%
Total invested assets	105,172	100%	105,670	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

(2)

Not included in Debt securities were $887 million of certain asset-backed securities classified as Assets of disposal group classified as held for sale. The sale of our U.S. Annuity Business closed effective August 1, 2013. Immediately before the close, we redeployed these assets to support other lines of business in the Continuing Operations. See Note 3 in our Consolidated Financial Statements for additional information.

Debt Securities

As at June 30, 2013, we held $53.3 billion of debt securities, which represented 50.7% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 69.6% of the total debt securities as at June 30, 2013, compared to 69.9% as at December 31, 2012. We held 1.6% of debt securities rated “BB” and lower. Debt securities rated “BBB” or higher represented 98.4% of total debt securities as at June 30, 2013, 0.2% higher than at December 31, 2012.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 64.5% of our total debt securities as at June 30, 2013, compared to 64.3% as at December 31, 2012. Total government issued or guaranteed debt securities as at June 30, 2013 were $18.9 billion, compared to $19.4 billion as at December 31, 2012. Of this amount, $2.1 billion relates to debt securities issued by the U.S. government and other U.S. agencies. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at June 30, 2013 with the exception of certain countries where we have business operations, including Canada, the United States, United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

	June 30, 2013		December 31, 2012
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	11,831	1,843	12,902	1,718
United States	2,065	4,334	1,569	4,485
United Kingdom	1,874	1,438	1,912	1,391
Eurozone
France	16	77	16	76
Germany	136	34	179	20
Greece	–	–	–	–
Ireland	–	–	–	–
Italy	–	1	–	5
Netherlands	3	379	2	342
Portugal	–	–	–	–
Spain	–	39	–	37
Residual Eurozone	2	252	–	197
Other	2,977	948	2,825	993
Total	18,904	9,345	19,405	9,264

24	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our gross unrealized losses as at June 30, 2013 for FVTPL and AFS debt securities were $0.88 billion and $0.10 billion, respectively, compared with $0.17 billion and $0.03 billion, respectively, as at December 31, 2012. Gross unrealized losses as at June 30, 2013 included $0.01 billion related to Eurozone sovereign and financial debt securities.

Our debt securities as at June 30, 2013 included $9.3 billion invested in the financial sector, representing approximately 17.5% of our total debt securities, or 8.9% of our total invested assets. This compares to $9.3 billion, or 17.0%, of the debt security portfolio as at December 31, 2012.

Asset-backed Securities

Our debt securities as at June 30, 2013 included $2.3 billion of asset-backed securities reported at fair value, representing approximately 4.4% of our debt securities, or 2.2% of our total invested assets, which was $0.4 billion higher than the level reported as at December 31, 2012. The credit quality of asset-backed securities remained relatively stable during the second quarter of 2013. There were no changes to the lifetime expected losses for these assets, and any realized losses in the portfolio were substantially offset by previously established actuarial reserves.

Asset-backed Securities

	June 30, 2013(1)			December 31, 2012(1)
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	987	1,031	95.7%	824	896	95.2%
Residential mortgage-backed securities
Agency	531	531	100.0%	321	337	100.0%
Non-agency	40	43	94.5%	43	47	95.7%
Collateralized debt obligations	78	73	41.2%	75	70	26.0%
Other(2)	647	645	99.3%	592	598	99.1%
Total asset-backed securities	2,283	2,323	95.9%	1,855	1,948	94.7%

(1)

Amounts do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. The sale of our U.S. Annuity Business closed effective August 1, 2013. Immediately before close, we substituted cash for approximately $887 million of asset-backed securities supporting our insurance contract liabilities for fixed annuities in the Discontinued Operations. Of this amount, 30% are rated “BBB” and above. These asset-backed securities were reallocated to support other lines of business in the Continuing Operations. During the second quarter, we sold approximately 20% of the asset-backed securities supporting the general fund liabilities for fixed annuities in SLF U.S. See Note 3 in our Consolidated Financial Statements for additional information.

(2)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A, and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. We have seen improvement in housing as demand continues to be fueled by mortgage rates, which are attractive and affordable relative to renting. The increase in sales of existing homes and the limited construction of new homes has decreased levels of visible home inventory, which has led to higher housing prices in 2012 and early 2013. While foreclosure and delinquency status have decreased, both remain elevated relative to pre-crisis levels. Additionally, downside risk still exists as the economy remains fragile, credit availability for borrowers remains tight and payroll growth remains slow. Such an environment could have an adverse impact on our asset-backed securities portfolio.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at June 30, 2013, we had a total of $28.8 billion in mortgages and loans compared to $27.2 billion as at December 31, 2012. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.1 billion. Our loan portfolio, which consists of private placement assets, was $16.7 billion. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets, and this activity is reflected in the consistent increases seen period over period in our loan portfolio. Mortgages and loans by geographic location are set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography

	June 30, 2013			December 31, 2012
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,311	10,701	18,012	7,457	9,946	17,403
United States	4,753	3,919	8,672	4,515	3,399	7,914
United Kingdom	12	461	473	22	420	442
Other	–	1,610	1,610	–	1,489	1,489
Total	12,076	16,691	28,767	11,994	15,254	27,248

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	25

As at June 30, 2013, our mortgage portfolio of $12.1 billion consisted mainly of commercial mortgages, spread across approximately 2,900 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 56%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2012. The Canada Mortgage and Housing Corporation insures 21.4% of the Canadian commercial mortgage portfolio.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets have not recovered to the same extent. There are signs of increased secondary market demand for stressed loans. However, recovery will depend on an increase in real estate demand, which in turn is dependent upon further job creation.

Mortgages and Loans Past Due or Impaired

	June 30, 2013
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,006	16,667	28,673	–		–	–
Past due:
Past due less than 90 days	3	–	3	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	129	36	165	62	(1)	12	74
Total	12,138	16,703	28,841	62		12	74

	December 31, 2012
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	11,865	15,230	27,095	–		–	–
Past due:
Past due less than 90 days	7	–	7	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	201	40	241	79	(1)	16	95
Total	12,073	15,270	27,343	79		16	95

(1)	Includes $43 million of sectoral provisions as at June 30, 2013 and $42 million of sectoral provisions as at December 31, 2012.

Impaired mortgages and loans, net of allowance for losses, amounted to $91 million as at June 30, 2013, $55 million lower than the December 31, 2012 level for these assets. The net carrying value of impaired mortgages amounted to $67 million as at June 30, 2013, $55 million lower than December 31, 2012. The majority of this net decrease is related to the sale of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $62 million as at June 30, 2013, $17 million lower than December 31, 2012. The sectoral provision related to mortgages included in the allowance for losses increased by $1 million to $43 million due to foreign currency fluctuations. Approximately 95.2% of the impaired mortgage loans are in the United States.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2013 was $1,401 million compared to $1,468 million as at December 31, 2012 for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

26	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative Instruments

($ millions)	June 30, 2013	December 31, 2012
Net fair value	280	1,519
Total notional amount	43,930	42,478
Credit equivalent amount	683	953
Risk-weighted credit equivalent amount	6	8

The total notional amount of derivatives in our portfolio increased to $43.9 billion as at June 30, 2013, from $42.5 billion at the end of 2012. This increase was primarily attributable to increases of nearly $900 million in currency contracts associated with hedging of foreign currency assets and transactions, and increases of approximately $350 million in interest rate option contracts purchased, specifically swaptions for the purpose of duration matching and replication. The net fair value of derivatives decreased to $280 million as at June 30, 2013, from $1,519 million at the end of 2012. This decrease was primarily due to the impact of increasing swap rates on our interest rate swap portfolio and the impact of the depreciation of the Canadian dollar on our currency contract portfolio.

Capital Management

Our total capital consists mainly of common shareholders’ equity, preferred shareholders’ equity and subordinated debt. As at June 30, 2013, our total capital was $20.7 billion, up from $20.0 billion as at December 31, 2012. The increase in total capital was primarily the result of common shareholders’ net income of $912 million and other comprehensive income of $428 million, partially offset by the redemption of subordinated debentures and $266 million of common shareholders’ dividends (net of the dividend reinvestment and share purchase plan).

During the quarter, SLF Inc. completed the redemption of all of its outstanding $350 million principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018.

Sun Life Assurance’s MCCSR ratio was 217% as at June 30, 2013, compared to 209% as at December 31, 2012. MCCSR increased in the first half of 2013 as a result of strong earnings, favourable market experience and changes in regulatory requirements. As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 Employee Benefits, relating to cumulative changes in liabilities for defined benefit plans, as per the Office of the Superintendent of Financial Institutions’ 2013 MCCSR Guideline. Sun Life Assurance will phase in a reduction of approximately $155 million to its available capital over eight quarters, ending in the fourth quarter of 2014. Any quarterly changes in the liabilities for defined benefit plans impacting available capital for Sun Life Assurance will be phased in over 12 quarters.

Risk Management

The shaded text and table in the following section of this document represents our disclosure on market risks in accordance with IFRS 7 Financial Instruments – Disclosures and is an integral part of our unaudited interim consolidated financial statements for the quarter ended June 30, 2013. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

The assets and liabilities of our Discontinued Operations are classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale in our Consolidated Statements of Financial Position. As a result, balances presented do not include the products of the Discontinued Operations, primarily domestic U.S. variable and fixed annuities. Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	27

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the second quarter of 2013, we realized $36 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations. At June 30, 2013, the net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $236 million and $123 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2013 and December 31, 2012.

28	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Rate and Equity Market Sensitivities

As at June 30, 2013(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(350)	$(150)	$100	$200
Segregated Funds(4)	$ –	$ –	$ –	$ –
Fixed Annuity and Other	$ –	$ –	$ –	$ –
Total	$(350)	$(150)	$100	$200
Potential impact on OCI(5)	$350	$150	$(150)	$(300)
Potential impact on MCCSR(6)(8)	7% points decrease	3% points decrease	2% points increase	4% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(200)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)(8)	12% points decrease	5% points decrease	3% points increase	6% points increase

As at December 31, 2012(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(300)	$(150)	$100	$200
Segregated Funds(4)	$ –	$ –	$ –	$ –
Fixed Annuity and Other	$ –	$ –	$ –	$(50)
Total	$(300)	$(150)	$100	$150
Potential impact on OCI(5)	$300	$150	$(150)	$(300)
Potential impact on MCCSR(6)	6% points decrease	3% points decrease	1% point increase	3% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(150)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)	8% points decrease	3% points decrease	4% points increase	5% points increase

(1)  Net income and OCI sensitivities have been rounded to the nearest $50 million.

(2)  Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2013 and December 31, 2012, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)  The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2013 and December 31, 2012, respectively, and include new business added and product changes implemented prior to such dates.

(4) Segregated Funds is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

(5)  A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

(6)  The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2013 and December 31, 2012, respectively. This excludes the impact on assets and liabilities that are in Sun Life Financial Inc. but not included in Sun Life Assurance.

(7)  Represents the respective change across all equity markets as at June 30, 2013 and December 31, 2012, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(8) MCCSR sensitivities reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of June 30, 2013, we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $125 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $125 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	29

As of June 30, 2013, we estimate that a 20 basis point increase in swap spread levels would decrease net income by approximately $25 million and a decrease of 20 basis points in swap spread levels would increase net income by approximately $50 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products are the reinvestment risk related to future premiums on regular premium policies, and asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and are rebalanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow policyholders to surrender their policies at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Funds

Approximately one third of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity for Continuing Operations is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

30	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

	June 30, 2013
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,371	364	11,386	159
SLF U.S.	4,438	273	4,570	84
Run-off reinsurance(4)	2,697	566	2,212	436
Total	19,506	1,203	18,168	679

	December 31, 2012
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(4)	2,335	597	2,106	500
Total	18,680	1,389	18,001	1,089

(1)

The amount at risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2012 to June 30, 2013 was primarily as a result of the following factors:

(i)	fund values increased due to favorable equity market movements and the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk decreased due to favourable equity market movements;
(iii)	the value of guarantees increased due to the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block net of new business written; and
(iv)	insurance contract liabilities decreased due to favourable equity market and interest rate movement.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at June 30, 2013, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2013.

Impact of Segregated Fund Hedging for Continuing Operations

($ millions)	Changes in interest rates(3)		Changes in equity markets(4)

Net income sensitivity(1)(2)	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(150)	(300)	(200)	(600)
Hedging impact	150	300	200	500
Net of hedging	–	–	–	(100)

(1)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2)	Net income sensitivities have been rounded to the nearest $50 million.
(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at June 30, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	31

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2013 would decrease net income by approximately $150 million. Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2013 would increase net income by approximately $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2012 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other than proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2013 and December 31, 2012. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the June 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2013 and December 31, 2012, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

32	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our annual consolidated financial statements, annual MD&A and AIF, for the year ended December 31, 2012.

Changes in Accounting Policies

Changes Adopted in 2013

We have adopted a number of new and amended IFRS standards in the current year. For additional information, refer to Note 2 in our interim consolidated financial statements.

Future Accounting Changes

In June 2013, the IASB issued its second exposure draft on Insurance Contracts. Comments are due by October 25, 2013. Although a specific effective date has not been proposed, the IASB expects the standard to be effective approximately three years after the issuance of a final standard. We are reviewing and assessing the impact of the exposure draft.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period beginning on April 1, 2013 and ended on June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to stakeholders in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	33

impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliations of Select Net Income Measures from Continuing Operations

($ millions, unless otherwise noted)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12
Net income from Continuing Operations	391	410	284	441	244
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	9	14	(6)	16	(5)
Fair value adjustments on share-based payment awards at MFS	(42)	(52)	(39)	(34)	(1)
Restructuring and other related costs	(7)	–	(4)	–	–
Operating net income (loss) from Continuing Operations	431	448	333	459	250

Net equity market impact	(14)	47	13	34	(33)
Net interest rate impact	57	(1)	(63)	(70)	(116)
Net gains from changes in the fair value of real estate	4	5	20	13	7
Actuarial assumption changes driven by changes in capital market movements	–	5	21	(10)	–
Operating net income (loss) excluding the net impact of market factors	384	392	342	492	392

Reported EPS from Continuing Operations (diluted) ($)	0.64	0.68	0.47	0.74	0.41
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.01	0.02	(0.01)	0.03	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.07)	(0.09)	(0.07)	(0.06)	–
Restructuring and other related costs ($)	(0.01)	–	(0.01)	–	–
Impact of convertible securities on diluted EPS ($)	–	–	–	–	–
Operating EPS from Continuing Operations (diluted) ($)	0.71	0.75	0.56	0.77	0.42

34	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliations of Select Net Income Measures from Combined Operations

($ millions, unless otherwise noted)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12
Net income	399	513	395	383	90
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	9	14	(6)	16	(5)
Fair value adjustments on share-based payment awards at MFS	(42)	(52)	(39)	(34)	(1)
Restructuring and other related costs	(44)	(14)	(7)	–	(2)
Goodwill and intangible asset impairment charges	–	–	(6)	–	–
Operating net income (loss)	476	565	453	401	98

Net equity market impact	(36)	109	49	89	(131)
Net interest rate impact	98	13	(51)	(64)	(196)
Net gains from changes in the fair value of real estate	4	5	20	13	7
Actuarial assumption changes driven by changes in capital market movements	–	9	15	(42)	–
Operating net income (loss) excluding the net impact of market factors	410	429	420	405	418

Reported EPS (diluted) ($)	0.65	0.85	0.65	0.64	0.15
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.01	0.02	(0.01)	0.03	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.07)	(0.09)	(0.07)	(0.06)	–
Restructuring and other related costs ($)	(0.08)	(0.02)	(0.01)	–	(0.01)
Goodwill and intangible asset impairment charges ($)	–	–	(0.01)	–	–
Impact of convertible securities on diluted EPS ($)	–	–	(0.01)	(0.01)	–
Operating EPS (diluted) ($)	0.79	0.94	0.76	0.68	0.17

Reported ROE (annualized)	10.7%	14.3%	11.4%	11.3%	2.7%
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	0.2%	0.4%	(0.2)%	0.5%	(0.1)%
Fair value adjustments on share-based payment awards at MFS	(1.1)%	(1.5)%	(1.1)%	(1.0)%	–
Restructuring and other related costs	(1.2)%	(0.4)%	(0.2)%	–	(0.1)%
Goodwill and intangible asset impairment charges	–	–	(0.2)%	–	–
Operating ROE (annualized)	12.8%	15.8%	13.1%	11.8%	2.9%

Management also uses the following non-IFRS financial measures:

Adjusted Revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada’s GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12
Revenues	1,218	3,790	4,250	4,952	5,182
Adjustments
Foreign exchange	26	(4)	(33)	(27)	–
Fair value changes in FVTPL assets and liabilities	(3,356)	(348)	(274)	1,233	1,339
Reinsurance in SLF Canada’s GB operations	(1,090)	(1,140)	(1,074)	(1,073)	(1,064)
Net premiums from domestic individual insurance operations in SLF U.S.	111	105	103	109	144
Adjusted revenue	5,527	5,177	5,528	4,710	4,763

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	35

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; (ii) reinsurance for the insured business in SLF Canada’s GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q2’13	Q1’13	Q4’12	Q3’12	Q2’12
Premiums and deposits	32,642	28,917	31,882	26,060	25,057
Adjustments
Foreign exchange	371	(42)	(512)	(328)	–
Reinsurance in SLF Canada’s GB operations	(1,090)	(1,140)	(1,074)	(1,073)	(1,064)
Net premiums and deposits from domestic individual insurance operations in SLF U.S.	110	120	103	110	144
Adjusted premiums and deposits	33,251	29,979	33,365	27,351	25,977

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the impact of the sale of our U.S. Annuity Business; (ii) statements concerning the impact of the low interest rate environment on continuing operations; (iii) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals; (iv) statements concerning our 2015 operating income objective and our 2015 operating return on equity objective (collectively, our “2015 financial objectives”); (v) statements relating to productivity and expense initiatives, growth initiatives and other business objectives; (vi) other statements that are predictive in nature or that depend upon or refer to future events or conditions; and (vii) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “initiatives”, “strategy”, “strive”, “target”, “will” and similar expressions.

Future results and shareholder value may differ materially from those expressed in forward-looking statements due to, among other factors:

•	the assumptions and other factors set out in this document;
•	the matters set out in the Company’s 2012 annual MD&A under the headings Critical Accounting Policies and Estimates and Risk Management;
•	the risk factors set out in the Company’s 2012 AIF under Risk Factors; and
•	other factors detailed in the Company’s annual and interim financial statements and any other filings with Canadian and U.S. securities regulators made available at www.sedar.com and www.sec.gov.

36	Sun Life Financial Inc.	Second Quarter 2013	MANAGEMENT’S DISCUSSION AND ANALYSIS

By their very nature, forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained in this document describe our expectations, estimates and projected future events at the date of this document and are not statements of historical facts. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this document. The forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this document. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this document, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our 2015 financial objectives, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: economic uncertainty; changes or volatility in interest rates and spreads; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; the performance of equity markets; risks in implementing business strategies; risk management; market conditions that affect the Company’s capital position or its ability to raise capital; risks related to the sale of our U.S. Annuity Business; downgrades in financial strength or credit ratings; risks relating to financial modelling errors; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; the ability to attract and retain employees; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to our information technology infrastructure; breaches or failure of information system security and privacy, including cyber terrorism; dependence on third-party relationships including outsourcing arrangements; risks relating to real estate investments; risks relating to operations in Asia including the Company’s joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; business continuity risks; failure of information systems and Internet-enabled technology; risks relating to estimates and judgments used in calculating taxes; the impact of mergers and acquisitions; the impact of competition; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2013	37